EXHIBIT 1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of Pengrowth Corporation
as Administrator of Pengrowth Energy Trust
We consent to:
–	the inclusion in this annual report on Form 40-F and the incorporation by reference in the Registration Statement on Form F-3 (File No. 33-143810) and the Registration Statement on Form F-10 (File No. 333-146928) of our auditors’ report dated March 3, 2008 on the consolidated balance sheets of Pengrowth Energy Trust (“the Trust”) as at December 31, 2007 and 2006, and the consolidated statements of income and deficit and cash flows for each the years then ended; and
–	the inclusion in this annual report on Form 40-F of our Report of Independent Registered Public Accounting Firm dated March 3, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007,
We also consent to the reference to our firm under the heading “Interest of Experts” in the Registration Statement on Form F-3 (File No. 33-143810) and the Registration Statement on Form F-10 (File No. 333-146928).
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 19, 2008